EXHIBIT 8


                                November 19, 2001


VIA FACSIMILE
-------------

Board of Directors
WHG Bancshares Corporation
1505 York Road
Lutherville, Maryland  21093

Gentlemen:

     I was surprised and disappointed to receive your letter, dated November 15, 2001, from John E. Lufburrow, rescinding your invitation to meet with me to discuss my possible appointment as a director of WHG Bancshares, Inc. (the "Company"). Your stated reason is that my nomination of a slate of candidates eliminated the need for such a meeting.

     As I explained to Director Davis at the Anderson seminar and to Director Stewart on a different occasion, because the Board was unable to schedule a meeting with me until November 19, I was left with no alternative but to file my nominations prior to the scheduled meeting. Under the provisions of the Company's Bylaws, nominations for directors by stockholders were required to be submitted by last week. Had I determined to wait until after the meeting scheduled for today, I would have been barred by the Company's Bylaws from making nominations for directors at the upcoming annual meeting of stockholders and would have been required to wait until the 2003 annual meeting of stockholders. I submitted my nominations last week solely as a means of keeping open my options to pursue my election as a director should the Board determine not to nominate me. My decision to submit nominations was not confrontational as you suggest, and you should not perceive it as such. Had it not been for the Board's inability to schedule a meeting sooner and the onerous provisions of the Company's Bylaws, I would not have been obligated to submit nominations prior to our scheduled meeting. The Board should fully have expected my nominations to be submitted last week.

     Further, my submission of nominations in no way eliminates the need for a meeting with the Board. If the Board chooses not to nominate me for election as a director I may decide to pursue a proxy contest. A proxy contest will prove costly and distracting to both of us and may possibly be avoided easily if the Board would simply give me the courtesy of meeting with me.

     I feel that it is wrong that the Board of Directors for months has steadfastly refused to meet with me, even though I am the Company's second largest shareholder. I urge the Board to reconsider its position and continue with our scheduled meeting. In the hope that after reading this letter the Board will reconsider, I will keep open the time that we had scheduled. If the
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Board  decides to meet with me,  please just give me a call and I will come over at the previously scheduled time.

     You may reach me at (410) 833-9111.

                                           Very truly yours,

                                           /s/ Gary R. Dowell

                                           Gary R. Dowell

cc:  Gary R. Bronstein, Esq.
     Joel E. Rappoport, Esq.
       Stradley Ronon Housley Kantarian & Bronstein, LLP